CONSENT OF QUALIFIED PERSON

Attention:

Toronto Stock Exchange

Alberta Securities Commission

Autorite des marches financiers

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Superintendent of Securities, Prince Edward Island

Saskatchewan Securities Commission

NYSE-Amex

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the author of the technical report dated August 31, 2010 and entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Report”), and do hereby consent to the filing of the Report with the regulatory authorities referred to above, and to the use and reference of the Report in the material change report dated October 5, 2010 (the “MCR”) and to the extracts from, or a summary of, the Report in the written disclosure contained in the MCR and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.  I confirm that I have read the MCR being filed and that the MCR fairly and accurately represents the information in the Report that supports the disclosure.  I further have consented to being named in the MCR and Platinum Group Metals Ltd. filing the Report and the MCR on SEDAR.

Dated this 5th day of October, 2010.

Charles Johannes Muller

B.Sc. (Hons), Pr. Sc. Nat.